UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ROCKET PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

77313F106
(CUSIP Number of Class of Securities)

Gaurav Shah, MD
Chief Executive Officer
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NJ 08512
(609) 659-8001

With copies to:

Whitney J. Smith
Sean M. Jones
K&L Gates LLP
599 Lexington Ave.
New York, NY 10022
(212) 536-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”), is filed by Rocket Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on April 27, 2026 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain eligible employees (the “Eligible Employees”), subject to specified conditions, to exchange some or all of their eligible outstanding options (“Eligible Options”) to purchase shares of common stock, par value $0.01 per share (the “Common Stock”), for replacement options (the “New Options”) to purchase shares of the Company’s Common Stock (the “Option Exchange”), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options dated April 27, 2026 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being made to report the results of the Option Exchange. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 3:59 p.m., Eastern Time, on May 26, 2026. A total of 157 Eligible Employees participated in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, the Company accepted for exchange Eligible Options to purchase a total of 1,376,937 shares of the Company’s Common Stock, representing 94.6% of the total shares of the Company’s Common Stock underlying the Eligible Options. All tendered Eligible Options were cancelled effective as of March 26, 2026, and promptly thereafter, in exchange therefor, the Company granted New Options for a total of 686,137 shares of the Company’s Common Stock, pursuant to the terms of the Offer to Exchange and the Company’s 2014 Stock Option and Incentive Plan. The exercise price per share of the New Options is $3.00 per share, which was the closing price per share of the Company’s common stock on the Nasdaq Global Market on May 26, 2026. The vesting terms of the New Options are described in detail in the Offer to Exchange.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET PHARMACEUTICALS, INC.

Date: May 28, 2026	By:	/s/ Gaurav Shah, MD
Chief Executive Officer